REYNALDO’S MEXICAN FOOD COMPANY, INC.

P.O. BOX 26496

SCOTTSDALE, AZ 85255

602.793.8058

October 26, 2022

Jennifer Monick

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Reynaldo’s Mexican Food Company, Inc.
Amendment No.2 Form 10-12G
File No. 000-56463
Filed October 4, 2022

Dear Mr. Costello,

Set forth below is the response for Reynaldos Mexican Food Company, Inc., a Nevada corporation (“RYNL” “we,” “us,” “our” or the “Company”), to the comments received from you, the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “SEC”) by emailed letter, dated October 21, 2022, with respect to our Form 10-12(g), Amendment 2 filled on October 4, 2022.

Amendment No. 2 to Form 10-12G

Item 1.A Risk Factors

Our Company is currently quoted on the Expert Market..., page 10

1.        We note your response to comment 2 of our letter. In response to our comment, you addressed the impact of being designated "Caveat Emptor." However, we note that you did not disclose the specific reasons for your stock being traded on the Expert Market, why it is eligible for Unsolicited Quotes Only, and why it has been labeled Caveat Emptor (Buyer Beware). Further, you did not specifically address the consequences of being traded on the Expert Market and being eligible for Unsolicited Quotes Only. Please revise as appropriate to address all of the above and make similar revisions to page 22.

Response:

I was not involved with RYNL when the Caveat Emptor designation was assigned to the company OTC Markets. I received a response from OTC Markets that the company was designated for public interest concerns and this was the only information they could give me.

The following language was inserted:

Reynaldos Mexican Food Company, Inc. is traded on the Expert Market, and is eligible for unsolicited quotes only. We were labeled Caveat Emptor (Buyer Beware) on August 1, 2007 for public interest concerns.

Quotations in Expert Market securities are restricted from public viewing. Only broker-dealers and professional or sophisticated investors are permitted to view quotations in Expert Market securities. Because of the restrictions imposed on securities quoted on the Expert Market, most investors will not be able to publicly sell their shares. Additionally, they will not have access to bid and ask prices or other information, including trading volume. As such, Expert Market shares are illiquid. Quotes of securities in the Expert Market are unsolicited quotes only. This means that trades of securities subject to unsolicited quotation in the Expert Market are only available to broker-dealers, institutions and other sophisticated investors, and not average investor.

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Item 4. Security Ownership of Certain Beneficial Owners and Management, page 18

2.        We note your response to comment 4 of our letter and reissue. Please revise the footnote to disclose the total number of the number of shares of common stock that Small Cap Compliance has a right to acquire with respect to the preferred shares. Please see Item 403(a) of Regulation S-K.

Response:

The following language was inserted:

Small Cap Compliance, LLC has a right to acquire 1,000,000,000 shares of common stock, at any time, if it decides to convert the Series A Stock to Common Stock in accordance with the issuance of the preferred shares. In addition, Small Cap Compliance, LLC has voting privileges of 1,000,000,000 of Common Stock when converted for shareholder voting purposes

Item 5. Directors and Executive Officers, page 19

3.        We note your response to comment 3 of our letter and reissue in part. Please clearly identify Ms. Keaveney as a promoter. See Item 401(g) of Regulation S-K. Additionally, we note your disclosure that custodianship has been terminated for 3 companies; however, it appears that she is still custodian and director of two of these three companies. Please revise as appropriate. For each company for which she is no longer custodian, please clarify what happened to each entity.

Response:

The following language was inserted:

Small Cap Compliance, LLC and Rhonda Keaveney are considered promoters under the meaning of Securities Act Rule 405(1)(ii). Rhonda Keaveney was appointed custodian of the Company and under its duties stipulated by the Nevada court. The Custodian took initiative to organize the business of the issuer. As custodian, their duties were to conduct daily business, hold shareholder meetings, appoint officers and directors, reinstate the company with the Nevada Secretary of State. The custodian also had authority to enter into contracts and find a suitable merger candidate. In addition, Small Cap Compliance, LLC, controlled by Ms. Keaveney, was compensated for its role as custodian and paid outstanding bills to creditors on behalf of the company. The custodian has not, and will not, receive any additional compensation, in the form of cash or stock, for custodian services. (this information is also listed in Item 7)

Eline Entertainment Group, Inc. - Custodian termination date was July 29, 2022

Reynaldo’s Mexican Food Company, Inc. - Custodian termination date was June 30 ,2022

Vestiage, Inc. - Custodian termination date August 30, 2022

Item 11. Description of Registrant's Securities to be Registered, page 23

4.        We note your response to comment 6 of our letter. It appears that you filed Articles of Incorporation for other entities. Please file your Articles of Incorporation and any amendments thereto as exhibits to your registration statement, as required by Item 601(b)(3)(i) of Regulation S-K. Also ensure that your exhibit index lists all of your exhibits and includes hyperlinks for each of them.

Response:

The disclosure statement has been updated to include exhibits that include the Articles of Incorporation and Amendments.

If you have any questions or comments concerning this response, please call Rhonda Keaveney, our company consultant, at (602) 793 -8058 or email Ms. Keaveney at rhonda8058@gmail.com.

Sincerely,

Reynaldo’s Mexican Food Company, inc.

By:	/s/ Rhonda Keaveney
Rhonda Keaveney
Chief Executive Officer

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